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September 9, 2013

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Ophthotech Corporation
Registration Statement on Form S-1
Filed August 15, 2013
File No. 333-190643

Ladies and Gentlemen:

On behalf of Ophthotech Corporation (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common stock of the Company.

Amendment No. 2 is being filed in part to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 5, 2013 (the “Comment Letter”), relating to Amendment No.1 to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

FORM S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Operations Overview

Change in Fair Value of Warrant Liability, page 61

1.	Please refer to your response to comment 2. Please confirm that you will also disclose the anticipated charge to be recorded to the statement of operations as a result of re-measuring the fair value of the warrant liability, if material.

Securities and Exchange Commission

September 9, 2013

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the prospectus forming part of Amendment No. 2 (the “Prospectus”) to disclose the anticipated charge to be recorded as a result of re-measuring the fair value of the warrant liability.

Notes to Unaudited Financial Statements

8. Subsequent Events, page F-40

2.	Please refer to your response to comment 5. Please expand your disclosures in the filing to clarify how you determined that there was no beneficial conversion feature associated with the issuance of the Series C Preferred Stock.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages F-30, F-41 and F-42 of the Prospectus to clarify how it determined that there was no beneficial conversion feature associated with the issuance of the Series C Preferred Stock.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206, facsimile at (212) 230-8888 or email at brian.johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson

cc: David R. Guyer, MD